

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

March 17, 2010

By Facsimile and U.S. Mail

Mario Gabelli
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435

> **Re: Myers Industries, Inc.**
> **Schedule 14A filed by GAMCO Asset Management et al.**
> **Filed March 9, 2010**
> **File No. 1-08524**

Dear Mr. Gabelli:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note that this filing refers security holders to information that will be contained in the Myers' proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. We note that it appears that you intend to rely on Rule 14a-4(d)(4) to use the proxies you receive to vote for certain nominees on the registrant's ballot. Please revise the proxy statement and proxy card to include all of the information required by Rule 14a-4(d)(4)(i)-(iv). Refer to Section II.I and the sample proxy card in SEC Release 34-31326 for guidance.

3. We note that security holders who vote the blue proxy will be disenfranchised with respect to the registrant's proposal to ratify the appointment of the company's independent auditors. Please revise the proxy statement and proxy card to state that by executing and returning your blue proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the annual meeting that the company has proposed in its proxy statement. Alternatively, please revise the form of proxy to include the company's other proposal.

4. We note you state that the proxy statement is solicited by GAMCO. Please revise throughout the proxy statement and proxy card to identify each of the participants in the solicitation. Refer to Item 4(b)(1) of Schedule 14A and Rule 14a-4(a)(1).

5. Please revise to indicate that the proxy card and proxy statement are "preliminary copies." Refer to Rule 14a-6(e)(1).

6. Please revise to disclose the date, time, place of the meeting, and the record date. Refer to Items 1(a) and 6(b) of Schedule 14A.

Background to the Solicitation

7. Please revise the background discussion to further describe any contacts between the participants and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

8. We note that you state: "GAMCO believes that the Company's shares are currently trading at a significant discount to the Company's intrinsic value, by which we mean the price that we believe an informed buyer would pay to acquire 100% of the Company." Please revise to provide further support this statement, or advise us.

Proposal 1: Election of Directors

9. For each nominee, please revise to describe the particular experience, qualifications, attributes or skills that led you to conclude that the person should serve as a director of the company. Refer to Item 401(e) of Regulation S-K and Section II.B.3. of SEC Release 33-9089.

Cost and Method of Solicitation

10. We note that you estimate that $10,000 is the total estimated to be spent. Please also estimate the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

Form of Proxy

11. Please revise to specifically state that the proxy is not being solicited by the board of directors. Refer to Rule 14a-4(a)(1).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions